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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)
 10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Merger Agreement

Introduction

On July 7, 2026, Chemomab Therapeutics Ltd., an Israeli company (“Chemomab” or the “Company”), Scipher Medicine Corporation, a Delaware corporation (“Scipher”), and other parties detailed below under “Merger Agreement” entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things the parties will effect a series of transactions resulting in Chemomab redomiciling into the U.S. and Scipher becoming a wholly owned subsidiary of Chemomab following such domestication, as described below in greater detail.

Merger Agreement

The parties to the Merger Agreement are the Company, Snowdrift Parent Corporation, a Delaware corporation (“Chemomab Parent”), Snowdrift Sub Corp., a Delaware corporation and a wholly owned subsidiary of Chemomab Parent (the “Merger Sub”), Elderwood Ltd., an Israeli company and a wholly owned subsidiary of Chemomab Parent (the “Domestication Merger Sub”), and Scipher. Pursuant to the Merger Agreement, following the merger of the Domestication Merger Sub with and into the Company, with the Company being the surviving entity and a wholly owned subsidiary of Chemomab Parent (the “Domestication Merger”), and upon satisfaction of additional closing conditions, the Merger Sub will merge with and into Scipher, with Scipher being the surviving entity (the “Surviving Corporation”) and a wholly owned subsidiary of Chemomab Parent (the “Merger”, and the time at which the Merger becomes effective, the “Effective Time”).

The Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger (collectively, the “Transactions”), have been unanimously approved by each of the Company’s board of directors and Scipher’s board of directors, and the Company’s board of directors has resolved to recommend that the Company’s shareholders approve the Merger Agreement and the Transactions, including the Merger.

The Merger is expected to be completed in the fourth calendar quarter of 2026 and, if it is completed, the business of Scipher will combine with the business of the Company in Chemomab Parent (collectively, the “Combined Company”), and the parties expect the common stock of the Combined Company to be listed on the Nasdaq Capital Market under the ticker symbol “SCIP.” Following the completion of the Merger, Chemomab Parent will change its name to “Scipher Medicine Corporation” and will be led by Chief Executive Officer, Reginald Seeto. Chemomab’s co-founder and Chief Executive Officer, Adi Mor, PhD, will join the Combined Company’s board of directors. In support of the Merger, a syndicate of current Scipher investors has committed to a new financing to Scipher, Chemomab and the Combined Company for aggregate gross cash proceeds of not less than $30 million (the “Concurrent PIPE Investment”).

Immediately following the closing of the Merger (the “Closing”), certain former Scipher securityholders immediately before the Merger are expected to own approximately 68% of the aggregate number of outstanding securities of the Combined Company prior to the Concurrent PIPE Investment, and the securityholders of Chemomab immediately before the Domestication Merger are expected to own approximately 32% of the aggregate number of outstanding securities of the Combined Company prior to the Concurrent PIPE Investment, calculated on a fully diluted basis. In addition, holders of Chemomab’s ordinary shares represented by ADSs and vested options to acquire ordinary shares represented by ADSs will be entitled to receive contingent value rights (“CVRs”), providing the opportunity to receive additional value upon the achievement of certain specified milestones related to nebokitug, subject to the terms and conditions of the contingent value rights agreement.

Domestication

Prior to the Effective Time, the Company will effect a domestication transaction (the “Domestication”) pursuant to which the Company will become a wholly owned, direct subsidiary of Chemomab Parent. The Domestication will be effected through the Domestication Merger. As a result of the Domestication, the holders of the Company’s outstanding securities immediately prior to the Domestication Merger (including holders of Company options) will by virtue of the Domestication become security holders of Chemomab Parent in the same holding proportions as immediately prior to the Domestication.

The parties intend, for U.S. federal income tax purposes, that (i) the Merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, as amended (the “Code”), (ii) the Domestication Merger and the Merger, taken together, qualify as a contribution governed by Section 351 of the Code, and (iii) the Merger Agreement qualifies as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). As a condition to Closing, the Company must obtain certain tax rulings from the Israel Tax Authority relating to the Domestication, including rulings regarding the treatment of Company options and shares issued under the Company’s stock plans, and rulings for non-Israeli resident shareholders exempting Chemomab Parent, the Company and their agents from withholding obligations on consideration payable pursuant to the Domestication Merger and the CVRs.

Contingent Value Rights

Holders of the Company’s ordinary shares represented by ADSs and vested options to acquire ordinary shares represented by ADSs as of immediately prior to the Domestication will be entitled to receive one CVR for each share of Chemomab Parent common stock or vested option to acquire a share of Chemomab Parent common stock held immediately following the Domestication Merger, subject to and in accordance with the terms and conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into at or prior to the Effective Time. The CVRs represent the right to receive contingent cash payments upon the achievement of certain specified milestones related to the Company’s legacy asset, nebokitug, subject to the terms and conditions of the CVR Agreement.

The CVRs will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not be listed for trading on any securities exchange. The CVRs will not be transferable, except in limited circumstances as set forth in the CVR Agreement. The parties have agreed to cooperate prior to Closing, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Securities Exchange Act of 1934, as amended, or any applicable state securities or “blue sky” laws. The CVR Agreement must be fully executed and in full force and effect as a condition to the obligations of the Company to effect the Merger.

Concurrent PIPE Investment

Concurrently with the execution of the Merger Agreement, binding written commitments for the Concurrent PIPE Investment providing for aggregate gross proceeds of not less than $30,000,000 (the “Minimum Investment”) were obtained and are in full force and effect. The Concurrent PIPE Investment, which will reflect a Combined Company valuation of $150,000,000 and in which participating investors will receive 100% warrant coverage at 50% of the valuation at which the Concurrent PIPE Investment will be effected, is required to be consummated substantially concurrently with the Closing. The Minimum Investment must be funded entirely by investors that were investors in Scipher as of the date of the Merger Agreement (or such other date as the parties agree). The closing of the Concurrent PIPE Investment is a condition to the Closing of the Merger.

In addition, Scipher may conduct a pre-closing financing (the “Company Pre-Closing Financing”) of up to $10,000,000 in the aggregate prior to the Closing, which funding shall be available exclusively to investors that were investors in Scipher as of the date of the Merger Agreement. The aggregate gross proceeds of the Company Pre-Closing Financing, if any, shall count toward the Minimum Investment, and any such proceeds that remain unused by Scipher as of immediately prior to the Closing shall be contributed into the Concurrent PIPE Investment.

Treatment of Scipher Equity Securities

At the Effective Time, all outstanding convertible notes (the “2026 Notes”) issued under the 2026 Convertible Note Purchase and Investment Obligation Agreement, dated as of March 5, 2026, by and among Scipher and the investors party thereto, as amended by that certain Amendment No. 1 to Convertible Note and Purchase and Investment Obligation Agreement, dated as of June 23, 2026 (the “2026 CNPA”) will be cancelled and automatically converted into shares of Chemomab Parent common stock (the “Company Merger Shares”), allocated among the holders of the 2026 Notes in accordance with the terms of the 2026 Notes, the 2026 CNPA and an allocation certificate to be delivered by Scipher to the Company prior to Closing. No fractional shares will be issued.

At the Effective Time, all outstanding notes issued under the 2025 Convertible Note Purchase Agreement (the “2025 Notes”) will be cancelled for no consideration, in accordance with the priority provisions of the 2026 CNPA.

At the Effective Time, all outstanding shares of Scipher capital stock (other than treasury shares, which will be cancelled), all outstanding and unexercised Scipher stock options, and all outstanding and unexercised Scipher warrants will be cancelled for no consideration. No holder of Scipher capital stock, Scipher stock options, or Scipher warrants will be entitled to receive any Company Merger Shares or any other consideration in connection with the Merger.

Lock-Up Agreements

Concurrently with the execution and delivery of the Merger Agreement, Dr. Adi Mor, the Company’s Chief Executive Officer and a director of the Company, executed and delivered a lock-up agreement in substantially the form attached to the Merger Agreement (the “Company Lock-Up Agreement”) as a condition and inducement to Scipher’s willingness to enter into the Merger Agreement. Similarly, certain officers, directors and stockholders of Scipher have executed and delivered lock-up agreements in substantially the form attached to the Merger Agreement (collectively, the “Scipher Lock-Up Agreements”) as a condition and inducement to the Company’s willingness to enter into the Merger Agreement. Neither the Company Lock-Up Agreement nor the Scipher Lock-Up Agreements shall apply to any officer or director who will not serve as an officer or director of Chemomab Parent or the Surviving Corporation or any of their affiliates following the Effective Time, so long as the aggregate shares of Chemomab Parent common stock beneficially owned by all such non-continuing officers and directors represent less than two and one-half percent (2.5%) of the outstanding voting stock of Chemomab Parent on a fully diluted and post-Closing basis. Both the Company Lock-Up Agreement and the Scipher Lock-Up Agreements must continue to be in full force and effect as of immediately following the Effective Time as conditions to Closing.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain officers, directors and shareholders of the Company which will hold approximately 20%  of the voting power of the Company, as of prior to the record date for Chemomab's shareholder meeting, have executed and delivered support agreements (the “Chemomab Shareholder Support Agreements”) in favor of Scipher, pursuant to which such persons have agreed, subject to the terms and conditions set forth therein, to vote all of their share capital of the Company in favor of the approval of the Merger Agreement and the Transactions and against any competing proposals.

Conditions to Closing

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain customary closing conditions, including, among others: (i) the approval of the Merger Agreement and the Merger by the affirmative vote of a majority of the votes cast at the extraordinary general meeting of the Company’s shareholders (the “Company Special Meeting”) (the “Company Shareholder Approval”); (ii) the approval for listing on The Nasdaq Stock Market LLC (“Nasdaq”) of shares of Chemomab Parent common stock to be issued in the Merger; (iii) the effectiveness of a registration statement on Form S-4 jointly filed by the Company and Chemomab Parent registering the shares of Chemomab Parent common stock to be issued in connection with the Merger; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (vi) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (vii) the lapse of at least 50 days after the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority and at least 30 days after obtaining the Company Shareholder Approval (the “Statutory Waiting Period”); (viii) the closing of the Concurrent PIPE Investment; (ix) the absence of a material adverse effect (as defined in the Merger Agreement) with respect to each of the Company and Scipher on or after the date of the Merger Agreement that is continuing as of immediately prior to the Closing; and (x) the Domestication Ruling (as defined in the Merger Agreement) being obtained from the Israel Tax Authority and in full force and effect.

In addition to the foregoing, the obligations of the Company to consummate the Merger are subject to, among other conditions: (i) the Scipher Lock-Up Agreements continuing to be in full force and effect as of immediately following the Effective Time; (ii) the termination of all stockholders agreements, voting agreements, registration rights agreements and similar agreements between Scipher and holders of Scipher capital stock; (iii) the CVR Agreement being fully executed and in full force and effect; (iv) the conversion of all outstanding 2026 Notes (including all accrued and unpaid interest thereon) into Company Merger Shares and the cancellation of all outstanding 2025 Notes for no consideration, all in accordance with the Merger Agreement; and (v) the delivery by Scipher of a pro forma capitalization table in form and substance reasonably satisfactory to the Company.

Similarly, the obligations of Scipher to consummate the Merger are subject to, among other conditions: (i) the Company Lock-Up Agreement continuing to be in full force and effect as of immediately following the Effective Time; (ii) the Company having no outstanding indebtedness as of immediately prior to the Effective Time; and (iii) the Company’s Net Cash (as defined in the Merger Agreement) being at least $0 as of immediately prior to the Closing.

Representations, Warranties & Covenants

The Merger Agreement contains customary representations, warranties and covenants made by each of Scipher, the Company and its related entities, including, among others, covenants by the Company and Scipher regarding the conduct of their respective businesses during the pendency of the Transactions, public disclosures and other matters.

In addition, the parties have agreed to use reasonable best efforts to consummate the Transactions as promptly as reasonably practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Transactions, subject to certain limitations as set forth in the Merger Agreement.

Non-Solicitation

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that the Company’s board of directors determines in good faith after consultation with its financial advisors and outside counsel constitutes, or would reasonably be likely to lead to, a Superior Offer (as defined in the Merger Agreement) and that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law.

Termination and Termination Fees

The Company and Scipher may each terminate the Merger Agreement under certain specified circumstances, including, among others, (i) if the Merger is not consummated by March 31, 2027, (ii) if the Company Shareholder Approval is not obtained at the Company Special Meeting, and (iii) if the Company’s board of directors effects a change of recommendation with respect to the proposed transaction or the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Offer. In certain circumstances in connection with the termination of the Merger Agreement, including if the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Offer or if Scipher terminates the Merger Agreement following a triggering event by the Company specified in the Merger Agreement, the Company would be required to pay Scipher a termination fee of $2,000,000 in cash. Additionally, if the Merger Agreement is terminated under certain specified circumstances related to the failure to obtain Company Shareholder Approval at the Company Special Meeting, the Company would be required to pay Scipher a termination fee of $500,000 in cash.

The Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, procedures for voting in person or by proxy at the Company Special Meeting and various other details related to the Company Special Meeting, and will schedule, publish notice of, and convene the Company Special Meeting as soon as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, the Company’s organizational documents and the Merger Agreement. If the Merger is approved at the Company Special Meeting, Israeli law mandates passage of the Statutory Waiting Period before the Merger can become effective.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. A copy of the Merger Agreement has been included to provide the Company’s security holders with information regarding its terms and is not intended to provide any factual information about the Company and Scipher or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by the Company’s security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Company shareholders or other security holders. Company security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company and Scipher or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, Chemomab Parent and Scipher or their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the Company and Chemomab Parent will furnish and the registration statement on Form S-4 that the Company and Chemomab Parent will jointly file, as well as in the other filings that the Company and Chemomab Parent will make, with the Securities and Exchange Commission (the “SEC”).

Other Events

On July 8, 2026, the Company and Scipher issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report on Form 6-K relates to a proposed transaction involving Scipher, Chemomab and Chemomab Parent. This Report on Form 6-K may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger and the related transactions; the parties’ ability to consummate the proposed transaction and the private placement financing; the Combined Company’s expected listing on Nasdaq and ticker symbol after closing of the proposed Merger; expectations regarding the ownership structure of the Combined Company; the expected executive officers of the Combined Company; the expected issuance of the CVRs and the contingent payments contemplated by the CVRs; the future operations of the Combined Company; the tax implications of the Merger; the expected treatment of outstanding convertible notes previously issued by Scipher and Scipher equity securities; the anticipated valuation of the Combined Company and expected warrant coverage in connection with the private placement financing and other statements that are not historical fact. Any forward-looking statements in this release are based on management’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those set forth or implied by such forward-looking statements. There can be no assurance that future developments affecting the Combined Company will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Combined Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the Merger and the ability of each of Chemomab and Scipher to consummate the Merger; risks related to Chemomab’s ability to manage its operating expenses and its expenses associated with the Merger pending closing; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the risk that as a result of adjustments to the exchange ratio, Chemomab shareholders and Scipher stockholders could own more or less of the Combined Company than is currently anticipated; risks related to the market price of Chemomab’s common stock relative to the value suggested by the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; the uncertainties associated with Chemomab’s and Scipher’s product candidates, as well as risks associated with the clinical development and regulatory approval of such product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; risks related to the inability of the Combined Company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the risk that the related private placement financing is not consummated or is not consummated on the terms and in the amounts currently anticipated; the risk of potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; and those uncertainties and factors described under the heading “Risk Factors” in Chemomab’s Annual Report on Form 20-F for the year ended December 31, 2025 and Quarterly Report on Form 6-K for the quarter ended March 31, 2026, and Chemomab’s other filings from time to time with the SEC. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Chemomab and Scipher do not undertake or accept any duty to make any updates or revisions to any forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. IMPORTANT ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION WILL BE FILED WITH THE SEC.

Additional Information about the Merger and Where to Find It

This Report on Form 6-K is not a substitute for any other document that Chemomab or its affiliates (for purposes of this paragraph, “Chemomab”) may file with the SEC in connection with the proposed transaction, including the registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement and prospectus. In connection with the proposed transaction among Chemomab, Scipher, Chemomab Parent, Merger Sub and Domestication Merger Sub, Chemomab and Chemomab Parent intend to jointly file relevant materials with the SEC, including the Form S-4. CHEMOMAB URGES INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMOMAB, SCIPHER, CHEMOMAB PARENT, MERGER SUB, DOMESTICATION MERGER SUB, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Form S-4 and other documents filed by Chemomab with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Chemomab communicates with investors and the public using its website (www.chemomab.com) and the investor media website (https://chemomab.com/investors-media) where anyone will be able to obtain free copies of the Form S-4 and included proxy statement/prospectus and other documents filed by Chemomab with the SEC and shareholders are urged to read the Form S-4 and included proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The documents filed by Chemomab with the SEC also may be obtained free of charge upon written request to: Chemomab Therapeutics Ltd., 10 Habarzel Street, Building C, 10th Floor, Tel Aviv, Israel 6971010.

Participants in the Solicitation

Chemomab, Scipher and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemomab’s shareholders in connection with the proposed transaction. Information about Chemomab’s directors and executive officers, including a description of their interests in Chemomab, is included in Chemomab’s most recent definitive proxy statement, as filed with the SEC on March 23, 2026. Additional information regarding these persons and their interests in the proposed transaction will be included in the Form S-4 and included proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Third-party products and company names mentioned herein may be the trademarks of their respective owners.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of July 7, 2026, by and among Chemomab Therapeutics Ltd., Snowdrift Parent Corporation, Snowdrift Sub Corp., Elderwood Ltd., and Scipher Medicine Corporation.

99.1	Joint Press Release of Chemomab Therapeutics Ltd. and Scipher Medicine Corporation, dated July 8, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2026
CHEMOMAB THERAPEUTICS LTD.

	By:	/s/ Sigal Fattal
	Name:	Sigal Fattal
	Title:	Chief Financial Officer